UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MeiraGTx Holdings plc

(Name of Issuer)

Ordinary Shares, $0.00003881 par value per share

(Title of Class of Securities)

G59665 102

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G59665 102	Page 2 of 8 Pages

1.	Name of Reporting Persons Alexandria Real Estate Equities, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,982,726 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,982,726 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,982,726 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.4% (2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Consists of ordinary shares of the Issuer held directly by Alexandria Venture Investments, LLC (“AVI”), a wholly-owned subsidiary of Alexandria Real Estate Equities, Inc. (“ARE”). ARE may be deemed to share voting and dispositive power with AVI with respect to the shares reported herein.

(2)	This percentage is calculated based upon 36,571,722 outstanding ordinary shares of the Issuer as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 filed with the Securities and Exchange Commission on November 7, 2019.

CUSIP No. G59665 102	Page 3 of 8 Pages

1.	Name of Reporting Persons Alexandria Venture Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,982,726 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,982,726 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,982,726 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.4% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)	These shares are held directly by AVI.

(2)	This percentage is calculated based upon 36,571,722 outstanding ordinary shares of the Issuer as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 filed with the Securities and Exchange Commission on November 7, 2019.

CUSIP No. G59665 102	Page 4 of 8 Pages

Item 1(a)	Name of Issuer

MeiraGTx Holdings plc

Item 1(b)	Address of Issuer's Principal Executive Offices

450 East 29th Street, 15th Floor

New York, NY 10016

Item 2(a)	Name of Person Filing

This Statement on Schedule 13G has been filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(1)	Alexandria Real Estate Equities, Inc.
(2)	Alexandria Venture Investments, LLC

Item 2(b)	Address of Principal Business Office or, if none, Residence

The address of each of the Reporting Persons is:

26 North Euclid Avenue

Pasadena, California 91101

Item 2(c)	Citizenship

(1)	Alexandria Real Estate Equities, Inc. is incorporated in the State of Maryland
(2)	Alexandria Venture Investments, LLC is organized in the State of Delaware

Item 2(d)	Title of Class of Securities

Ordinary Shares, $0.00003881 par value per share

Item 2(e)C	USIP Number

G59665 102

Item 3

Not applicable.

CUSIP No. G59665 102	Page 5 of 8 Pages

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1:

(a)	Amount beneficially owned: See Row 9 of pages 2 and 3

(b)	Percent of class: See Row 11 of pages 2 and 3

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of pages 2 and 3
(ii)	Shared power to vote or to direct the vote: See Row 6 of pages 2 and 3
(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of pages 2 and 3
(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of pages 2 and 3

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Alexandria Venture Investments, LLC is a wholly owned subsidiary of Alexandria Real Estate Equities, Inc., which has the exclusive power to vote and dispose of shares directly owned by Alexandria Venture Investments, LLC.

Item 8	Identification and Classification of Members of the Group

The Reporting Persons are filing this Schedule 13G jointly, but not as members of a group, and each expressly disclaims membership in a group.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G59665 102	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

Alexandria Real Estate Equities, Inc.

By:	/s/ Dean A. Shigenaga
Name: Dean A. Shigenaga
Title: Co-President and Chief Financial Officer

Alexandria Venture Investments, LLC

By:	Alexandria Real Estate Equities, Inc., a Maryland corporation, managing member

By:	/s/ Dean A. Shigenaga
Name: Dean A. Shigenaga
Title: Co-President and Chief Financial Officer

CUSIP No. G59665 102	Page 7 of 8 Pages

EXHIBITS

A: Joint Filing Agreement

CUSIP No. G59665 102	Page 8 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares of MeiraGTx Holdings plc and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 14th day of February, 2020.

Alexandria Real Estate Equities, Inc.

By:	/s/ Dean A. Shigenaga
Name: Dean A. Shigenaga
Title: Co-President and Chief Financial Officer

Alexandria Venture Investments, LLC
By:	Alexandria Real Estate Equities, Inc., a
Maryland corporation, managing member

By:	/s/ Dean A. Shigenaga
Name: Dean A. Shigenaga
Title: Co-President and Chief Financial Officer